T 604.682.3701 Suite 400, 455 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

October 13, 2010	TSX-V: ASM
U.S. OTC BB: ASGMF
Berlin & FSE: GV6

AVINO STARTS BULK SAMPLE PROGRAM AT SAN GONZALO

Avino Silver and Gold Mines (Avino) has started its bulk sampling program at the San Gonzalo mine northeast of Durango, Mexico.

Avino’s contractor DMG had been developing two raises to connect the lower level 2 (2260m elevation) with the upper level 1 (2306m elevation).   The first raise connected 6 October allowing the start of stoping (cut and fill) for the bulk sample.  Within four days an initial 731 tonnes had been produced from the block of ground (see map and section on Avino’s website) which is estimated to contain approximately 11,000 tonnes.

The rock will be stockpiled for approximately 6 to 8 weeks while the mill completes its present program of flotation concentration of the stockpiled ore from the ET zone of the main Avino vein.  Milling operations commenced May 22, 2010 and to September 30th, Avino has milled approximately 18,000 tonnes of material to produce an estimated 400 tonnes of concentrate according to the daily mill reports and the on-site lab assays. Of the estimated production, 359 wet tonnes have been trucked to Manzanillo and sold to MRI Trading AG.

The mineral at San Gonzalo is silver, gold, lead, and zinc; while ET on the main vein is silver, copper, and gold.  The rock from ET is harder than the San Gonzalo material and has numerous boulders necessitating additional breakage with a rock breaker ahead of the jaw crusher in the plant.

A planned 2 week maintenance schedule has been planned prior to the switchover from stockpiled ET ore with the San Gonzalo material. Maintenance would include changes to all worn and torn conveyor belts and a complete relining of the 8X6 ball mill.

Founded in 1968, Avino has established a long record of mining and exploration in Mexico. The Company's focus is to bring the property to production. Avino remains well funded.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.